                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                      BBJ ENVIRONMENTAL TECHNOLOGIES, INC.
                       (FORMERLY OMEGA DEVELOPMENT, INC.)
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    682071105
                                 (CUSIP Number)

                                OLIVIER D'AURIOL
                                 C - F RAMUZ 111
                             1009 PULLY, SWITZERLAND
                          TEL. NO.: 011-41-21-711-0170
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                                NANCY FUCHS, ESQ.
                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                OCTOBER 23, 2002
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                                             Page 1 of 10 Pages.
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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             Page 2 of 10 Pages.

                                  SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 3 OF 10 PAGES


 1                NAMES OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Olivier d'Auriol

 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                  INSTRUCTIONS)                                          (A) /X/
                                                                         (B) / /

 3                SEC USE ONLY

 4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  PF, OO

 5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(D) OR 2(E)                                       / /

 6                CITIZENSHIP OR PLACE OF ORGANIZATION
                  Switzerland

               7  SOLE VOTING POWER
  NUMBER OF       794,640
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER
  OWNED BY        0
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
   PERSON         794,640
    WITH
              10  SHARED DISPOSITIVE POWER
                  12,341,600; including 2,240,000 through Olivier d'Auriol Asset
                  Management SA as asset manager for Banque Privee Edmond de
                  Rothschild Luxembourg SA; and 8,421,600, 1,040,000 and 640,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque
                  Internationale a Luxembourg, respectively.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,136,240; including 2,240,000 through Olivier d'Auriol Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA; and 8,421,600, 1,040,000 and 640,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively.

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (SEE INSTRUCTIONS)                                  / /

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  37.1%

14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN

                                  SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 4 OF 10 PAGES


 1                NAMES OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Olivier d'Auriol Asset Management SA

 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                  INSTRUCTIONS)                                          (A) /X/
                                                                         (B) / /

 3                SEC USE ONLY

 4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  N/A

 5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(D) OR 2(E)                                       / /

 6                CITIZENSHIP OR PLACE OF ORGANIZATION
                  Switzerland

               7  SOLE VOTING POWER
  NUMBER OF       0
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER
  OWNED BY        0
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
   PERSON         0
    WITH
              10  SHARED DISPOSITIVE POWER

                  2,240,000 in its capacity as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA.

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,240,000 in its capacity as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA.

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (SEE INSTRUCTIONS)                                  / /

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.3%

14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO

                                  SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 5 OF 10 PAGES


 1                NAMES OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Lucie d'Auriol

 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                  INSTRUCTIONS)                                          (A) /X/
                                                                         (B) / /

 3                SEC USE ONLY

 4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  N/A

 5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(D) OR 2(E)                                       / /

 6                CITIZENSHIP OR PLACE OF ORGANIZATION
                  Canada and Switzerland

               7  SOLE VOTING POWER
  NUMBER OF       0
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER
  OWNED BY        0
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
   PERSON         0
    WITH
              10  SHARED DISPOSITIVE POWER

                  12,341,600; including 2,240,000 through Olivier d'Auriol Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA; and 8,421,600, 1,040,000 and 640,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively.

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,341,600; including 2,240,000 through Olivier d'Auriol Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA; and 8,421,600, 1,040,000 and 640,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively.

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (SEE INSTRUCTIONS)                                  / /

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  34.8%

14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN

                                  SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 6 OF 10 PAGES


 1                NAMES OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  La Valliere SA

 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                  INSTRUCTIONS)                                          (A) /X/
                                                                         (B) / /

 3                SEC USE ONLY

 4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  N/A

 5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(D) OR 2(E)                                       / /

 6                CITIZENSHIP OR PLACE OF ORGANIZATION
                  Luxembourg

               7  SOLE VOTING POWER
  NUMBER OF       0
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER
  OWNED BY        0
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
   PERSON         0
    WITH
              10  SHARED DISPOSITIVE POWER

                  12,341,600; including 2,240,000 through Olivier d'Auriol Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA; and 8,421,600, 1,040,000 and 640,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively.

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,341,600; including 2,240,000 through Olivier d'Auriol Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA; and 8,421,600, 1,040,000 and 640,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively.

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (SEE INSTRUCTIONS)                                  / /

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  34.8%

14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO

                                  SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 7 OF 10 PAGES


 1                NAMES OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  La Valliere Asset Management SA

 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                  INSTRUCTIONS)                                          (A) /X/
                                                                         (B) / /

 3                SEC USE ONLY

 4                SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  N/A

 5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(D) OR 2(E)                                       / /

 6                CITIZENSHIP OR PLACE OF ORGANIZATION
                  Luxembourg

               7  SOLE VOTING POWER
  NUMBER OF       0
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER
  OWNED BY        0
    EACH
  REPORTING    9  SOLE DISPOSITIVE POWER
   PERSON         0
    WITH
              10  SHARED DISPOSITIVE POWER

                  10,101,600; including 8,421,600, 1,040,000 and 640,000 through
                  La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively.

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,101,600; including 8,421,600, 1,040,000 and 640,000 through
                  La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively.

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (SEE INSTRUCTIONS)                                  / /

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  28.5%

14                TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO

         The Reporting Persons set forth on the cover pages hereto hereby amend the report on Schedule 13D filed in respect of the events of November 9, 2000 (the "Schedule 13D"), in respect of the Common Stock, par value $0.001 per share, of BBJ Environmental Technologies, Inc., formerly Omega Development, Inc., as set forth below. Unless otherwise indicated, each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Items 3 and 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         Each acquisition of securities by Olivier d'Auriol was out of personal funds.

         In November 2000, Issuer issued to Olivier d'Auriol 70,000 shares of its Common Stock as compensation for services rendered to the Company in connection with a private equity financing transaction.

         In May 2001, Issuer granted to each member of its board of directors, including Mr. d'Auriol, options to acquire up to 40,000 shares of its Common Stock at an exercise price of $1.25 per share.

         In December 2000, Olivier d'Auriol acquired 190,000 shares of Issuer's Common Stock for an aggregate purchase price of $142,500. The subscription agreement provided that the Issuer would have to issue additional shares of its Common Stock to Mr. d'Auriol if it did not achieve certain financial targets. Issuer did not achieve the targets and in November 2001, pursuant to the terms of the subscription agreement, issued an additional 190,000 shares of its Common Stock to Mr. d'Auriol.

         In August 2002, Mr. d'Auriol acquired 220,000 shares of Issuer's Common Stock and options to acquire up to 24,640 shares of Issuer's Common Stock for an aggregate purchase price of $30,800. The options are exercisable to acquire shares of Issuer's Common Stock at a price per share of $.30.

         In October 2002, the Issuer granted options to each member of its board of directors, including options to acquire 60,000 shares of its Common Stock at an exercise price of $.50 per share to Mr. d'Auriol.

         Each acquisition of securities over which a Reporting Person has investment power was made with client funds.


Item 5.  Interest in Securities of the Issuer.

         Based on the Issuer's Amendment No. 1 to its Current Report on Form 8-K/A, dated August 30, 2002, together with the Issuer's Current Report on Form 8-K, dated October 23, 2002, 34,914,578 shares of the Issuer's Common Stock were outstanding as of October 23, 2002.

         Olivier d'Auriol directly holds 670,000 shares of Common Stock and options exercisable to acquire up to 124,640 shares of Common Stock.

         Olivier d'Auriol, Lucie d'Auriol and La Valliere have investment power with respect to 12,341,600 shares of Issuer's Common Stock (2,240,000 through OAAM as asset manager for Banque

                                                              Page 8 of 10 Pages

Privee Edmond de Rothschild Luxembourg SA; and 8,421,600, 1,040,000 and 640,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively). Thus, Olivier d'Auriol is the beneficial owner (which pursuant to Rule 13(d) - 3(a)(2) includes shares over which Mr. d'Auriol has voting and/or investment power) of approximately 37.1% of the issued and outstanding Common Stock of the Issuer and Lucie d'Auriol and La Valliere are each the beneficial owners of approximately 34.8% of the Issuer's issued and outstanding Common Stock.

         LVAM has investment power with respect to 10,101,600 shares of Issuer's Common Stock (8,421,600, 1,040,000 and 640,000 shares of Issuer's Common Stock as asset manager for Union Bancaire Privee, Joseph LLC and Dexia Banque Internationale a Luxembourg, respectively). LVAM, therefore, is the beneficial owner of approximately 28.5% of the Issuer's issued and outstanding Common Stock.

         OAAM has investment power with respect to 2,240,000 shares of Issuer's Common Stock as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA. OAAM, therefore, is the beneficial owner of approximately 6.3% of the Issuer's issued and outstanding Common Stock.

         As described above in Item 2.a. certain of the shares of Common Stock that are beneficially owned by Banque Privee Edmond de Rothschild Luxembourg SA and Union Bancaire Privee represent shares that are issuable upon conversion of shares of currently convertible Series A Preferred Stock.

         Item 3 above contains information regarding specific transactions by the Reporting Persons.




                                                              Page 9 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and, to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: November 15, 2002


                                         /s/ Olivier d'Auriol
                                         ---------------------------------------
                                             Olivier d'Auriol


                                         /s/ Lucie d'Auriol
                                         ---------------------------------------
                                             Lucie d'Auriol


                                         LA VALLIERE SA


                                         By: /s/ Olivier d'Auriol
                                            ------------------------------------
                                         Name:   Olivier d'Auriol
                                         Title:  President


                                         OLIVIER D'AURIOL ASSET MANAGEMENT SA


                                         By: /s/ Olivier d'Auriol
                                            ------------------------------------
                                         Name:   Olivier d'Auriol
                                         Title:  President


                                         LA VALLIERE ASSET MANAGEMENT SA



                                         By: /s/ Jocelyn de Chasteauneuf
                                            ------------------------------------
                                         Name:   Jocelyn de Chasteauneuf
                                         Title:  Chief Executive Officer


                                                             Page 10 of 10 Pages